                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)



                                   42979U-102
                                 (CUSIP Number)



                               David A. Jones, Jr.
                            1850 National City Tower
                             101 South Fifth Street
                           Louisville, Kentucky 40202
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                  June 9, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



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CUSIP No. 42979U-102               13D                     Page 2 of 15 Pages





1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JG Funding, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|
     (b)  |_|


3    SEC USE ONLY



4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e) |_|


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kentucky


               7    SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY
  OWNED BY     8    SHARED VOTING POWER
   EACH
 REPORTING          See response to Item 5.
  PERSON
   WITH

               9    SOLE DISPOSITIVE POWER

                    0

               10   SHARED DISPOSITIVE POWER

                    See response to Item 5.

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                    See response to Item 5.

               12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    See response to Item 5.

               14   TYPE OF REPORTING PERSON

                    00


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CUSIP No. 42979U-102               13D                      Page 3 of 15 Pages





1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chrysalis Ventures, LLC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|
     (b)  |_|


3    SEC USE ONLY




4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kentucky


                    7    SOLE VOTING POWER
  NUMBER OF
   SHARES                4,150,328*
BENEFICIALLY
  OWNED BY          8    SHARED VOTING POWER
   EACH
 REPORTING               0
  PERSON
   WITH             9   SOLE DISPOSITIVE POWER

                         4,150,328*

                    10   SHARED DISPOSITIVE POWER

                         0

                    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                         4,150,328*

                    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


                    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                         7.7%

                    14   TYPE OF REPORTING PERSON

                         00
*See response to Item 5


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CUSIP No. 42979U-102               13D                      Page 4 of 15 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David A. Jones, Jr.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|
     (b)  |_|


3    SEC USE ONLY



4    SOURCE OF FUNDS

     PF, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kentucky


                     7    SOLE VOTING POWER
  NUMBER OF
   SHARES                 37,418*
BENEFICIALLY
  OWNED BY           8    SHARED VOTING POWER
   EACH
 REPORTING                0
  PERSON
   WITH              9    SOLE DISPOSITIVE POWER

                          37,418*

                    10   SHARED DISPOSITIVE POWER

                         0

                    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                         37,418*

                    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

                    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                         .0007%

                    14   TYPE OF REPORTING PERSON

                         IN
*See response to Item 5


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ITEM 1.   SECURITY AND ISSUER

Class of equity security:  Common Stock, $.01 par value

Name and address of principal
  executive offices:       High Speed Access Corp.
                           4100 East Mississippi Avenue
                           Denver, Colorado  80246


ITEM 2.   IDENTITY AND BACKGROUND

         The name, state of organization, principal business address and the address of its principal office of each Reporting Person is set forth below:

DAVID A. JONES, JR.

          (a) The name of this Reporting Person is David A. Jones, Jr. ("Mr. Jones").

          (b) The business address of Mr. Jones is 1850 National City Tower, 101 South Fifth Street, Louisville, Kentucky 40202.

          (c) Mr. Jones' present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are: Chairman and Manager of Chrysalis Ventures, LLC (a private equity management company), 1850 National City Tower, 101 South Fifth Street, Louisville, Kentucky 40202.

          (d) During the last five years, Mr. Jones has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Jones was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Jones is a citizen of the United States.

CHRYSALIS VENTURES, LLC, A KENTUCKY LIMITED LIABILITY COMPANY ("CV")

          (a) The name of this Reporting Person is Chrysalis Ventures, LLC.

          (b) The state of organization of CV is Kentucky.

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          (c)  The  principal  business  of CV is a  private  equity  management company. The address of the principal office of CV is 1850 National City Tower, 101 South Fifth Street, Louisville, Kentucky 40202.

          (d) During the last five years, CV has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, CV was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MANAGERS, MEMBERS  AND CONTROLLING PERSONS OF CV:

                                                     Present Principal
                                                     Occupation or Employment/
NAME                           BUSINESS ADDRESS      PRINCIPAL BUSINESS

David A. Jones, Jr.<F1>    1850 National City Tower  Chairman and Manager of
                           101 South Fifth Street    Chrysalis Ventures, LLC
                           Louisville, KY  40202

CV Holdings, Inc.          1850 National City Tower  Holding Company
                           101 South Fifth Street
                           Louisville, KY  40202

          Mr. Jones is a citizen of the United  States.  CV Holdings,  Inc. is a
Kentucky corporation. During the last five years, none of these managers, members or controlling persons [i] has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

<F1>      Mr. Jones owns 99% of the outstanding stock of CV.

The directors and executive officers of CV Holdings, Inc. are as follows:

                                                     Present Principal
NAME                           BUSINESS ADDRESS      OCCUPATION OR EMPLOYMENT

David A. Jones, Jr.        1850 National City Tower  Chairman and Manager of
                           101 South Fifth Street    Chrysalis Ventures, LLC
                           Louisville, KY  40202

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         All of the directors and  executive  officers of CV Holdings,  Inc. are citizens of the United States and during the last five years, none of these directors or executive officers [i] has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


JG FUNDING, LLC, A KENTUCKY LIMITED LIABILITY COMPANY ("JG")

          (a) The name of this Reporting Person is JG Funding, LLC.

          (b) The state of organization of JG is Kentucky.

          (c) The principal business of JG is a private investment company. The address of the principal office of JG is 1850 National City Tower, 101 South Fifth Street, Louisville, Kentucky 40202.

          (d) During the last five years, JG has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, JG was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MANAGERS, MEMBERS  AND CONTROLLING PERSONS OF JG:

                                                     Present Principal
                                                     Occupation or Employment/
NAME                           BUSINESS ADDRESS      PRINCIPAL BUSINESS

David A. Jones, Jr.        1850 National City Tower  Chairman and Manager of
                           101 South Fifth Street    Chrysalis Ventures, LLC
                           Louisville, KY  40202

JG Partnership, Ltd.       1850 National City Tower  Private investment company
                           101 South Fifth Street
                           Louisville, KY  40202

Chrysalis Ventures, LLC    1850 National City Tower  Private equity management
                           101 South Fifth Street    company
                           Louisville, KY  40202

         Mr. Jones is a citizen of the United States. JG Partnership, Ltd. is a Kentucky limited partnership. Chrysalis Ventures, LLC is a Kentucky limited liability company. During the last five years, none of these managers, members or controlling persons [i] has been convicted of a criminal proceeding (excluding traffic

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violations or similar  misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GENERAL PARTNERS  AND CONTROLLING PERSONS OF JG PARTNERSHIP, LTD.:

                                                      Present Principal
NAME                           BUSINESS ADDRESS       OCCUPATION OR EMPLOYMENT

David A. Jones             111 West Washington Street Investments
                           Louisville, KY  40202

Betty A. Jones             111 West Washington Street Homemaker
                           Louisville, KY  40202

         Each partner and controlling person of JG Partnership, Ltd. is a citizen of the United States. During the last five years, none of these partners or controlling persons [i] has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MANAGERS, MEMBERS  AND CONTROLLING PERSONS OF CV:

                                                     Present Principal
                                                     Occupation or Employment/
NAME                           BUSINESS ADDRESS      PRINCIPAL BUSINESS

David A. Jones, Jr.<F1>    1850 National City Tower  Chairman and Manager of
                           101 South Fifth Street    Chrysalis Ventures, LLC
                           Louisville, KY  40202


CV Holdings, Inc.          1850 National City Tower  Holding Company
                           101 South Fifth Street
                           Louisville, KY  40202

          Mr. Jones is a citizen of the United  States.  CV Holdings,  Inc. is a
Kentucky corporation. During the last five years, none of these managers, members or controlling persons [i] has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

<F1>     Mr. Jones owns 99% of the outstanding stock of CV.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

                  JG Funding, LLC      $3,905,000.00
                  David A. Jones, Jr.  $  174,850.00

         During the period from April 1998 through November 1998, JG employed $3,905,000 of working capital to make purchases of the Issuer's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. Upon completion of the Issuer's initial public offering on June 9, 1999, the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock owned by JG converted into 4,133,661shares of Issuer's Common Stock and accrued and unpaid dividends on the Series A Convertible Preferred Stock and Series B Convertible Preferred stock held by JG, in the aggregate amount of $216,667, were paid in shares of Issuer's Common Stock at the initial public offering price of $13.00 per share. Mr. Jones used personal funds to make purchases of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Stock of the Issuer for investment. The Reporting Persons have no present plans or proposals which relate to or would result in [a] the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; [b] an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; [c] a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; [d] any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; [e] any material change in the present capitalization or dividend policy of the Issuer; [f] any other material change in the Issuer's business or corporate structure; [g] any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; [h] causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [i] a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or [j] an action similar to any of those enumerated above. Mr. Jones is the Chairman of the Issuer and, as such, will have a role in the management of the Issuer through Board representation; as a result, Mr. Jones will have the ability to influence the Issuer and its strategic plans. The Reporting Persons reserve the right to formulate plans or proposals, to take such action, with respect to any or all of the foregoing matters and any other matters as such Reporting Persons may determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. The beneficial ownership of the Common Stock by each Reporting Person is as follows:

               Chrysalis Ventures, LLC     4,150,328 shares         7.7   %
               David A. Jones, Jr.            37,418 shares         0.0007%
               Total <F1>                  4,187,746 shares         7.7   %

         <F1> By virtue of his  ownership of voting  securities of CV, Mr. Jones may be deemed to beneficially own the total number of shares benficially owned by CV, and may be deemed to share with it

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the right to vote and to  dispose  of such  shares.  Mr.  Jones  owns 99% of the outstanding voting securities of CV. Includes 27,500 shares issuable upon the exercise of stock options which are exercisable within 60 days.

         b. Each of the following Reporting Persons has sole voting and dispositive power with respect to the following shares:

               Chrysalis Ventures, LLC     4,150,328 shares         7.7   %
               David A. Jones, Jr.            37,418 shares         0.0007%
               Total <F1>                  4,187,746 shares         7.7   %

         <F1>    See note (1) in response to Item 5(a) above.

         c. The following transactions in the Common Stock of the Issuer were effected during the past sixty days by the Reporting Persons:

Transaction 1:
         (1)      Identity of the person who effected the transaction:
                      JG Funding, LLC.
         (2)      The date of the  transaction: June 9, 1999.
         (3)      The amount of the securities involved:  16,667 shares.
         (4)      The price per share or unit: $13.00.
         (5) Where and how the transaction was effected: By the conversion of $216,667.00 of accrued and unpaid dividends on the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred held by JG into shares of Issuer's Common Stock at a price of $13.00 per share.

Transaction 2:
         (1)      Identity of the person who effected the transaction:
                      David A. Jones, Jr.
         (2)      The date of the transaction: June 9, 1999.
         (3)      The amount of the securities involved:  13,460 shares.
         (4)      The price per share or unit: $13.00.
         (5) Where and how the transaction was effected: By the Reporting Person's broker, Lehman Brothers Inc. of New York, New York.

Transaction 3:
         (1)      Identity of the person who effected the transaction:
                     David A. Jones, Jr.
         (2)      The date of the transaction: June 3, 1999.
         (3)      The amount of the securities involved:  3,542 shares.
         (4)      The price per share or unit: not applicable.
         (5) Where and how the transaction was effected: By gift made by Mr. Jones in Louisville, Kentucky.

         d. To the knowledge of the Reporting Persons, no other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons except as follows: By virtue of their ownership in the aggregate of approximately 99% of JG Partnership, Ltd., which owns approximately 99% of JG, the David A. Jones 1996 Venture Capital GRAT and the C.E.& S. Foundation, Inc. indirectly have the right to receive the dividends from, or the proceeds from the sale of, the shares held by JG.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

         See response to Item 5 above. Other than the Agreement attached hereto as Exhibit 1, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 - Agreement among Reporting Persons dated June 14, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1).

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 14, 1999                      By: /S/ DAVID A. JONES, JR.
                                       David A. Jones, Jr.
                                       Attorney-in-Fact on behalf of each of the
                                       Reporting Persons*

* Pursuant to the Agreement among Reporting Persons dated June 14, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1), each Reporting Person has authorized David A. Jones, Jr. to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                       12


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                                  EXHIBIT INDEX

Exhibit No.              Description


       1 Agreement among Reporting Persons dated June 14, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1).


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